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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               (Amendment No. 1)

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                        JMB INCOME PROPERTIES, LTD. -V
                           (Name of Subject Company)

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                        JMB INCOME PROPERTIES, LTD. -V
                       (Name of Person Filing Statement)

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                         Limited Partnership Interests
                        (Title of Class of Securities)

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                                   466215308
                     (CUSIP Number of Class of Securities)

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                                 Gary Nickele
                            JMB REALTY CORPORATION
                           900 North Michigan Avenue
                           Chicago, Illinois  60611
                                (312) 440-4800

     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                                With a copy to:

                             Michael H. Kerr, P.C.
                               KIRKLAND & ELLIS
                            200 East Randolph Drive
                           Chicago, Illinois  60601
                                (312) 861-2000

  [   ]    Check the box if the filing relates solely to preliminary
          communications made before commencement of a tender offer.





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      Reference is made to the Solicitation/Recommendation Statement on
Schedule 14D-9 ("Schedule 14D-9") filed by JMB Income Properties, Ltd.-V, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on May 16, 2000. Capitalized terms not otherwise defined herein are used as in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION.

      Item 8 set forth in the Schedule 14D-9 is hereby amended to include the text set forth in subsection (d) below in its entirety


     (d)  NON-BINDING OFFER FOR THE PARTNERSHIP'S PROPERTIES.

      On May 18, 2000, the Partnership's joint venture received a non-binding offer (the "Non-Binding Offer") to purchase the 301 North Main Building and the Phillips Building, located in Winston-Salem, North Carolina, which are the two remaining investment properties of the Partnership owned through the joint venture. The Non-Binding Offer does not obligate the maker thereof (the "Potential Buyer") to purchase the properties and is conditioned upon, among other things, the Potential Buyer being satisfied, in its sole discretion, with its due diligence investigation of the buildings. The Potential Buyer's Non-Binding Offer provides for up to 180 days for the Potential Buyer to conduct its due diligence, during which time the Potential Buyer would have no obligation to purchase the properties.

      If the transaction contemplated by the Non-Binding Offer were to be consummated on terms substantially identical to those set forth therein and assuming the purchase price were paid in cash at closing, aggregate distributions of cash to be made to Interestholders from net current assets and sale proceeds through the liquidation of the Partnership could be as much as $175 per Interest, assuming the Partnership and the joint venture do not otherwise incur significant expenses or liabilities not currently anticipated. However, insofar as such Non-Binding Offer is non-binding, is subject to extended due diligence and other conditions and there have been no negotiations regarding the Non-Binding Offer, there can be no assurance that the Non-Binding Offer will result in a binding agreement or, even if a binding agreement is reached, that the terms of any such agreement will not be materially different from those currently proposed by the Potential Buyer or that any sale of the buildings will be closed.

      The Interestholders are hereby reminded that pursuant to both Federal securities laws and the Offer Documents they have the right to withdraw any Interests tendered by them pursuant to the Offer at any time prior to the expiration date thereof, which is currently scheduled for June 9, 2000, subject to extension at the option of the Purchasers.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
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99.4        Letter dated May 22, 2000, from the Partnership to Investors.




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                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 2000           JMB INCOME PROPERTIES, LTD. - V

                               By:   JMB Realty Corporation,
                                     its Managing General Partner



                                     By:    /S/ JUDD D. MALKIN
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                                     Name:  Judd D. Malkin
                                     Title: Chairman



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                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
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99.4              Letter dated May 22, 2000, from the Partnership
                  to Investors.